August 2, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Re.:	Energy Focus, Inc. Withdrawal of Registration Statement on Form S-3, File No. 333-181930

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Act”), we hereby submit this application for withdrawal of our Registration Statement on Form S-3, File No. 333-181930 , including all exhibits to it, initially filed on June 6, 2012 (the “Registration Statement”) with the Securities and Exchange Commission (“Commission”) under the Act. The Commission has not declared the Registration Statement effective.

We confirm that no securities were sold in connection with the offering contemplated by the Registration Statement.

We are applying to withdraw the Registration Statement because we do not meet the requirements of General Instructions I.B.3 of Form S-3, “Transactions Involving Secondary Offerings”. Our shares of common stock are quoted on the Over the Counter Bulletin Board and are not “listed and registered on a National Securities Exchange or quoted on the automated quotation system of a National Securities Association”.

We acknowledge that the Commission will not refund any fee paid in connection with the filing of the Registration Statement. We request, however, in accordance with Rule 457(p) under the Act, that the fee that we paid to the Commission in connection with the filing of the Registration Statement be credited to our account to offset any filing fee for any future registration statement that we may file with the Commission.

Should you have any questions or comments, please feel free to contact us at 440.715.1300.

Very truly yours,

/s/ Mark J. Plush Mark J. Plush Vice President Finance, Chief Financial Officer, Treasurer, and Secretary